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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING
Received
MAR 01 2018
WASH, D.C.

SEC FILE NUMBER
8-66451

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRINCIPLED ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 SOUTH AVENUE
(No. and Street)

STATEN ISLAND (City) NY (State) 10314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY GIRELLINI 877-860-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COLELLA ACCOUNTING GROUP, P.C.
(Name – *if individual, state last, first, middle name*)

545 5TH AVENUE, STE 808 (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ANTHONY GIRELLINI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRINCIPLED ADVISORS, INC., as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

Notary Public

MICHAEL L CICERO
Notary Public, State of New York
No. 01CI6326009
Qualified in Richmond County
Commission Expires June 08, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRINCIPLED ADVISORS, INC.

Table of Contents

COLELLA ACCOUNTING GROUP, P.C.

Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of:

Principled Advisors, Inc.
1110 South Avenue
Staten Island, NY 10314

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Principled Advisors, Inc. (the "Company") as of December 31, 2017, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The supplementary information contained in page 9 - Computation of Net Capital under Rule 15c3-1, (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Principled Advisors, Inc's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Colella Accounting Group, P.C.

We have served as the Company's auditor since 2016.
New York, NY
February 28, 2018

545 5TH Avenue, Suite 808, New York, NY 10017 • 347-627-0060 • Fax: 347-627-0061

PRINCIPLED ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

Assets		
Cash and cash equivalents	$	82,272
Commissions receivable		195,284
Property and equipment, net of accumulated depreciation of $17,130		4,711
Prepaid expenses		500
Total Assets	$	282,767
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	20,984
Total Liabilities		20,984
Shareholder's Equity		
Common stock, no par value; 50,000,000 shares authorized, 2,000,000 shares issued and outstanding		89,020
Retained earnings		172,763
Total Shareholder's Equity		261,783
Total Liabilities and Shareholder's Equity	$	282,767

The accompanying notes are an integral part of the financial statements.

1. **Nature of Business**

Principled Advisors, Inc. (the "Company") is an independent broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company was incorporated in the State of New Jersey on February 9, 2004.

Revenue is derived principally from 401k advisory fees both at the plan and participant level.

2. **Summary of Significant Accounting and Reporting Policies**

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Revenue Recognition

The Company earns revenue by advising employers on the proper setup of their 401k plans and recommends suitable mutual funds for participants to choose from. The Company receives 12b-1 compensation ranging from .25% to 1%, depending on the size of the plan and applicable share class, directly from the mutual fund company.

Revenues are not concentrated in any particular region of the country or with any individual or group and are recorded as earned.

Commissions Receivable

Commissions receivable consist of amounts due related to advisory fees, finder's fees and trail commissions which have been earned as of December 31, 2017. An allowance for doubtful accounts is not necessary since all receivables are deemed collectible.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported

amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with initial maturities of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit in various financial institutions. At times, bank deposits may be in excess of federally insured limits.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line methods over the estimated useful life of the underlying asset

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not incur federal income taxes on its taxable income. Instead, the Company's income or loss and credits are passed through and reported on the shareholder's income tax return. The income taxes reflected in these financial statements only represent state and local taxes.

The Company establishes deferred tax assets and liabilities for the temporary differences between net income for financial reporting and income tax reporting. Deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. For tax purposes, the Company uses the cash basis method.

Subsequent Events

Management has evaluated subsequent events through February 28, 2018, the date which the financial statements were available to be issued, and has determined there are no subsequent events to be reported.

3. Property and Equipment

Property and equipment consists of the following:

Office furniture	$ 6,192
Computer equipment	19,881
	26,074
Less: accumulated depreciation	(21,363)
	$ 4,711

Depreciation expense for the year ended December 31, 2017 amounted to $4,233.

4. Net Capital Requirements

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker-dealer from engaging in securities transactions at a time when its net capital falls below minimum requirements, as those terms are defined by the rule. At December 31, 2017, the Company's net capital amounted to $68,713, which exceeded the minimum required by $63,713.